September 22, 2006

FILED VIA EDGAR AND SENT VIA FACSIMILE
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attn:  Pamela Long, Assistance Director
    Lesli Sheppard, Senior Staff Attorney
    Matt Franker, Staff Attorney

Re:	Altair Nanotechnologies, Inc.
Registration Statement on Form S-3
Filed September 5, 2006
File No. 333-137099

Dear Ms. Long, Ms. Sheppard and Mr. Franker:

As outside U.S. securities counsel for Altair Nanotechnologies Inc. (the “Company”), we are writing in response to your letter to the Company dated September 15, 2006 (your “Letter”) with respect to the above-referenced Registration Statement on Form S-3, as amended by the pre-effective amendment being filed with this letter (the “Registration Statement”). Each of our responses is based solely on information we have been provided by Altair, and all representations and commitments are those of Altair. For clarity, each of our responses is preceded by a bolded restatement of your request

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1. Please revise your fee table to list specifically each class of securities being registered. In particular, we note discussion of units of warrants and common shares, as well as rights issuable in tandem with each share of common stock pursuant to your Amended and Restated Shareholder Rights Plan Agreement. Where appropriate, revise your document to reflect the registration of these securities.

Response: In response to your comments, we have added to the securities being registered “units of common shares and warrants to purchase common shares.” We have also added a note (5) to the fee table explaining that each common share includes an attached right arising under the Company’s Amended and Restated Shareholder Rights Plan Agreement dated October 15, 1999 and made corresponding revisions throughout the Registration Statement.

Securities and Exchange Commission
September 22, 2006

2. Please revise footnote 1 of your fee table to reflect that any anti-dilution adjustment will be made in accordance with Securities Act Rule 416.

Response: In response to you comment, we have amended note 1 to the fee table in order to clarify that any antidilution adjustments will be made in accordance with Rule 416 under the Securities Act.

In addition to changes responsive to your comments, the Company has made changes updating the Registration Statement or adding information requested by state securities divisions. We and the Company are available to discuss any issues presented by the initial comments and the responses contained in this letter.

If you have any questions or comments regarding this request, please contact me.

                Very truly yours,

                /s/ Bryan T. Allen

cc:  Alan Gotcher
       Edward Dickinson